LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE

WWW.LEGALANDCOMPLIANCE.COM

DIRECT E-MAIL: LAURAANTHONYPA@AOL.COM

March 24, 2010

Dana Brown

Attorney Assistant

Division of Corporate Finance

Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Milwaukee Iron Arena Football, Inc.
(formerly) Genesis Capital Corporation of Nevada
Preliminary Information Statement on Schedule 14C
Filed March 12, 2010
File No. 0-27831

Dear Mr. Brown:

On behalf of Milwaukee Iron Arena Football, Inc., formerly Genesis Capital Corporation of Nevada (the “Company”), this letter responds to your teleconference regarding the Preliminary Information Statement on Schedule 14C filed on March 12, 2010.

In particular, please be advised that the Company has contemporaneously herewith filed an Amended Preliminary Information Statement on Schedule 14C. We hope the amended Preliminary Information Statement on Schedule 14C addresses each of your oral comments. Moreover, please note that after discussion with you and the Company, it was determined that a discussion of the preferred stock was not applicable or appropriate for the purpose of the Schedule 14C being filed and accordingly, it has been deleted.

If you have any questions or additional comments, please contact me.

Sincerely,

Laura E. Anthony

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832